

May 27, 2008

Mail Stop 3561

Mr. Edon Moyal
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, CA 92008

>   **Re: Who's Your Daddy, Inc.**
>   **Form 8-K dated February 25, 2008**
>   **Filed March 3, 2008 Amended May 21, 2008**
>   **File No. 0-33519**

Dear Mr.Moyal:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services